September 26, 2024

Cameron Turtle
Chief Executive Officer
Spyre Therapeutics, Inc.
221 Crescent Street, Bldg 23, Suite 105
Waltham, MA 02453

        Re: Spyre Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed September 20, 2024
            File No. 333-282252
Dear Cameron Turtle:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Branden C. Berns, Esq.